

Mail Stop 3561

July 25, 2006

Via Fax & U.S. Mail

Mr. Douglas A. Carty
Chief Financial Officer
Laidlaw International, Inc.
55 Shuman Blvd., Suite 400
Naperville, Illinois 60563

> **Re:** **Laidlaw International, Inc.**
> **Form 10-K for the year ended August 31, 2005**
> **Filed November 14, 2005**
> **File No. 001-16507**

Dear Mr. Carty:

We have reviewed your filing referenced above and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended August 31, 2005

General

1. Please note your file number has changed to 001-16057. Please revise the cover page of your Form 10-K in future filings to reflect the change.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Non-GAAP Measures, page 22

2. It is unclear why you have reconciled EBITDA to net income. That is, you have stated that your sole purpose for presenting EBITDA is as a liquidity measure, and FR-65 requires reconciliation to the most comparable GAAP measure. While EBITDA used as a performance measure may be reconciled to net income, we believe the most comparable GAAP measure for EBITDA used as a liquidity measure is operating cash flow. As such, please either remove any reference to EBITDA throughout your filing. In the alternative, justify its use as a performance measure or reconcile such measure to operating cash flow for each period presented.

3. We note that you have included "Other Income" in your reconciliation of net income to EBITDA, and that such item occurs in all years presented. We also note from your disclosure on page 27 that the balances presented in each year relate partially to the 2003 bankruptcy and reorganization. Supplementally explain to us why you believe the inclusion of this item is consistent with the reconciliation requirements contained in FR-65. Your response should also include tabular explanation of the components of other income for each period presented in your EBITDA reconciliation.

4. It is unclear how your presentation of EBITDA Margin on page 24 is consistent with your assertion that you use EBITDA solely as a measure of liquidity. Please either remove such presentation or advise.

5. Your presentations of consolidated EBITDA in the table on page 23 and again on the bottom of page 24 appear unnecessary as you only use EBITDA when discussing your results by segment. Accordingly, please delete your presentations of consolidated EBITDA as they have no meaning outside of the SFAS 131 reconciliation in the notes to your financial statements. See Question and Answer No. 21 of the Staff's Outline, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

Depreciation and Amortization, page 26

6. Supplementally explain the facts and circumstances surrounding the recent increase in useful lives of school busses in your education segment. In your response, please include a summary of any specific studies or other evidence considered in your determination of the appropriate useful lives and salvage values of your busses.

Financial Statements

Note 13 – Investments in Securities and Fair Value of Financial Instruments, page F-26

7. Supplementally explain to us how your present disclosure meets the requirements of paragraph 21 of EITF 03-1.

Note 18 – Commitments and Contingencies

Environmental Matters, page F-32

8. We note from your disclosure here that you have been named a "potentially responsible party" at various third-party waste sites, and that you disclose you have made adequate accruals for such matters. Please explain to us and revise your disclosure to discuss the specific facts and circumstances and accrual amounts for these environmental contingencies in accordance with SOP 96-1.

Note 19 – Segment Information, page F-33

9. Please revise your tabular presentation of segment information to present totals so that it is apparent the amounts presented agree to the table presented on the following page. Refer to the guidance in paragraph 25(c) of SFAS 131.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief